                                                                    Exhibit 99.1



Cambridge Technology Capital Fund I L.P.
Financial Statements
For the Years Ended December 31, 1999, 1998 and 1997

Cambridge Technology Capital Fund I L.P.
Index to Financial Statements
-------------------------------------------------------------------------------


                                                                                                       Page(s)
Report of Independent Accountants                                                                         1

Balance Sheets as of December 31, 1999 and 1998                                                           2

Statements of Operations for the Years Ended December 31, 1999 and 1998 and
  for the Period from October 17, 1997 (Date of Inception) to December 31, 1997                           3

Statements of Changes in Partners' Capital for the Years Ended December 31, 1999
  and 1998 and for the Period from October 17, 1997 (Date of Inception)
  to December 31, 1997                                                                                    4

Statements of Cash Flows for the Years Ended December 31, 1999 and 1998
  and for the Period from October 17, 1997 (Date of Inception) to December 31, 1997                       5

Notes to Financial Statements                                                                            6-9

                        Report of Independent Accountants


To the Partners of
Cambridge Technology Capital Fund I L.P.:

In our opinion, the accompanying balance sheets and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of Cambridge Technology Capital Fund I L.P. at December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and for the period from October 17, 1997 (date of inception) to December 31, 1997, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As explained in Note 2 to the financial statements, the Partnership changed its method of accounting for organizational costs, effective January 1, 1999.




PricewaterhouseCoopers LLP



Boston, Massachusetts
January 28, 2000

Cambridge Technology Capital Fund I L.P.
Balance Sheets
December 31, 1999 and 1998
-------------------------------------------------------------------------------


Assets                                                                                           1999                      1998
Investments, at fair value (cost of $16,772,765 and
  $5,661,777, respectively) (Note 10)                                                      $ 139,120,870              $   9,673,417
Cash and cash equivalents                                                                        342,491                  1,307,976
Capital subscription receivable                                                                    8,564                      8,526
Organizational costs, net                                                                             --                    151,151
                                                                                           -------------              -------------
           Total assets                                                                    $ 139,471,925              $  11,141,070
                                                                                           =============              =============
Liabilities
Accrued expenses                                                                                  19,888                     22,494
                                                                                           -------------              -------------
Partners' Capital
Syndication costs                                                                                (34,011)                   (34,011)
Contributed capital                                                                           20,707,070                  7,954,545
Accumulated loss from operations                                                              (1,620,614)                  (813,598)
Realized gains on investments                                                                  7,398,793                         --
Unrealized appreciation of investments                                                       122,348,105                  4,011,640
Distributions                                                                                 (9,347,306)                        --
                                                                                           -------------              -------------
           Total partners' capital                                                           139,452,037                 11,118,576
                                                                                           -------------              -------------
           Total liabilities and partners' capital                                         $ 139,471,925              $  11,141,070
                                                                                           =============              =============


   The accompanying notes are an integral part of these financial statements.

Cambridge Technology Capital Fund I L.P.
Statements of Operations
For the Years Ended December 31, 1999 and 1998 and for the Period from
October 17, 1997 (Date of Inception) to December 31, 1997
-------------------------------------------------------------------------------


                                                                            1999            1998           1997
Investment income:
    Interest income                                                     $      46,100    $    32,821     $   6,877
                                                                        -------------    -----------     ---------

Expenses:
    Management fees                                                           631,313        631,270       130,423
    Professional fees and other expenses                                       70,652         86,196         5,407
                                                                        -------------    -----------     ---------

        Total operating expenses                                              701,965        717,466       135,830
                                                                        -------------    -----------     ---------

Net operating loss before cumulative effect of accounting change             (655,865)      (684,645)     (128,953)

Cumulative effect of change in accounting for organizational costs           (151,151)            --            --
                                                                        -------------    -----------     ---------

Net operating loss after cumulative effect of accounting change              (807,016)      (684,645)     (128,953)

Net realized gains                                                          7,398,793             --            --

Net increase in unrealized appreciation of investments                    118,336,465      4,011,640            --
                                                                        -------------    -----------     ---------
Net increase in partners' capital resulting from investment
  performance and operations                                            $ 124,928,242    $ 3,326,995     $(128,953)
                                                                        =============    ===========     =========





   The accompanying notes are an integral part of these financial statements.

Cambridge Technology Capital Fund I L.P.
Statements of Changes in Partners' Capital
For the Years Ended December 31, 1999 and 1998 and for the Period from
October 17, 1997 (Date of Inception) to December 31, 1997
-------------------------------------------------------------------------------


                                                            General          Limited
                                                            Partner          Partner            Total
Partners' capital at October 17, 1997                    $       --      $         --      $         --

Syndication costs incurred during the period                   (338)          (33,673)          (34,011)

Capital contributions during the period                      12,626         1,250,000         1,262,626

Net operating loss for the period                            (1,368)         (127,585)         (128,953)
                                                         -----------     -------------     -------------

Partners' capital at December 31, 1997                       10,920         1,088,742         1,099,662

Capital contributions during the year                        66,919         6,625,000         6,691,919

Net operating loss for the year                              (6,846)         (677,799)         (684,645)

Increase in unrealized appreciation of
  investments during the year                                40,116         3,971,524         4,011,640
                                                         -----------     -------------     -------------

Partners' capital at December 31, 1998                      111,109        11,007,467        11,118,576

Capital contributions during the year                       127,525        12,625,000        12,752,525

Net operating loss for the year                              (8,070)         (798,946)         (807,016)

Realized gains on investments during the year                73,988         7,324,805         7,398,793

Increase in unrealized appreciation of
  investments during the year                             1,183,365       117,153,100       118,336,465

Distributions during the year                               (93,473)       (9,253,833)       (9,347,306)
                                                         -----------     -------------     -------------

Partners' capital at December 31, 1999                   $1,394,444      $138,057,593      $139,452,037
                                                         -----------     -------------     -------------


   The accompanying notes are an integral part of these financial statements.

Cambridge Technology Capital Fund I L.P.
Statements of Cash Flows
For the Years Ended December 31, 1999 and 1998 and for the Period from
October 17, 1997 (date of Inception) to December 31, 1997
-------------------------------------------------------------------------------


                                                                                       1999               1998               1997
Cash flows from operating activities:
    Net operating loss                                                           $   (807,016)      $   (684,645)      $   (128,953)
    Adjustments to reconcile net operating loss to net cash
      used in operating activities:
    Amortization of organizational costs                                              151,151             43,905              5,342
    Changes in assets and liabilities:
      Accrued expenses                                                                 (2,606)          (180,979)           203,473
                                                                                 ------------       ------------       ------------

           Net cash (used in) provided by operating activities                       (658,471)          (821,719)            79,862
                                                                                 ------------       ------------       ------------

Cash flows from investing activities:
    Proceeds from the sale of investments                                             551,482                 --                 --
    Organization costs                                                                     --            (40,152)          (160,246)
    Purchase of investments                                                       (13,610,983)        (5,161,777)          (500,000)
                                                                                 ------------       ------------       ------------

           Net cash used in investing activities                                  (13,059,501)        (5,201,929)          (660,246)
                                                                                 ------------       ------------       ------------

Cash flows provided by financing activities:
    Partners' capital contributions                                                12,752,487          6,696,097          1,249,922
    Syndication costs                                                                      --                 --            (34,011)
                                                                                 ------------       ------------       ------------

           Net cash provided by financing acivities                                12,752,487          6,696,097          1,215,911

Net (decrease) increase in cash and cash equivalents                                 (965,485)           672,449            635,527

Cash and cash equivalents, beginning of year                                        1,307,976            635,527                 --
                                                                                 ------------       ------------       ------------

Cash and cash equivalents, end of year                                           $    342,491       $  1,307,976       $    635,527
                                                                                 ============       ============       ============


   The accompanying notes are an integral part of these financial statements.

Cambridge Technology Capital Fund I L.P.
Notes To Financial Statements
-------------------------------------------------------------------------------


1.   Description of the Partnership

     Cambridge Technology Capital Fund I L.P. (the "Partnership"), a Delaware Limited Partnership, was organized on October 17, 1997 to achieve a return on investment for its partners by locating, analyzing, and investing in high-growth oriented businesses, primarily businesses which are privately held, providing products and services within the areas of information technology. The Partnership term expires on December 31, 2007.


2.   Summary of Significant Accounting Policies

     Valuation of Investments

     Investments in securities traded on national securities exchanges are valued at closing price, adjusted for restrictions as to sale or transfer. For all other investments, the General Partner determines the fair market value. In determining these values, the General Partner takes into account the cost of the investments, current financial condition and operating results of the issuer, recent transactions of the issuers securities, and other factors pertinent to the valuation of investments.

     Because of the inherent uncertainty of these valuations, values determined by the General Partner may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

     Interest Income

     Interest income is recognized when earned to the extent deemed collectible by the General Partner.

     Realized Gains and Losses

     Realized gains and losses from security dispositions are recorded on the identified cost basis.

     Cash Equivalents

     Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less from the date of purchase and whose cost basis approximates market value due to the short maturity of the investments.

     Syndication Costs

     Syndication costs related to the fund-raising for the Partnership of $34,011 have been recorded as a reduction in partners' capital.

     Cumulative Effect of Accounting Change

     Effective January 1, 1999, the Partnership adopted the provisions of Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires all start-up costs, as defined by the SOP, to be expensed as incurred. Previously, the Partnership's accounting policy was to capitalize organizational costs and amortize those costs over a 60-month period. As a result of adopting SOP 98-5, the Partnership recorded a charge of $151,151 in 1999 as the cumulative effect of expensing the organization costs remaining as of the effective date.

Cambridge Technology Capital Fund I L.P.
Notes To Financial Statements
-------------------------------------------------------------------------------

     Income Taxes

     The Partnership reports on the accrual method for financial statement and income tax purposes and treats all operating income and losses and realized investment gains and losses (as defined in the partnership agreement) as distributed to its partners for tax purposes. Accordingly, the Partnership has not recorded a tax provision within its statement of operations.

     Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications

     Certain reclassifications were made to the 1998 and 1997 financial statements to conform to the 1999 presentation.


3.   Partners' Capital

     The Partnership's committed capital totals approximately $25.3 million at December 31, 1999, consisting of capital commitments from the Limited Partners of 99% and from the General Partner of 1% of the total.


4.   Allocations

     Allocations are generally made at the end of the fiscal year, although allocations can be made at other times at the discretion of the General Partner as determined by the partnership agreement. The partnership agreement provides for the allocation of net gains and net losses as follows:

     Net Gain

     Net gains are generally allocated to the capital accounts of the partners in the following order. First, if cumulative net losses previously allocated exceed cumulative net gains previously allocated, each partner is allocated the amount to reverse out such excess net losses. Second, net gain is allocated to all partners until each partner has been allocated an aggregate amount of net gain equal to such partner's 8% preferential return as of such time. Third, until the Partnership has distributed to each partner an aggregate amount equal to such partner's aggregate capital contributions plus its 8% preferential return as of such time (the "Pre-8% Payback Period"), any remaining net gain is allocated to the partners in proportion to their respective capital contributions. After each partner has received aggregate distributions from the Partnership equal to such partner's capital contributions plus its 8% preferential return (the "8% Payback Period"), net gain is allocated (a) 100% to the General Partner until the General Partner has been allocated an aggregate amount of net gain equal to 20% of the excess of allocated net gain over net loss; and
     (b) the remaining amount of net gain is allocated 80% to the partners in proportion to their respective capital contributions and 20% to the General Partner.

Cambridge Technology Capital Fund I L.P.
Notes To Financial Statements
-------------------------------------------------------------------------------

     Net Loss

     Net loss is generally allocated to the capital accounts of the partners to reverse-out allocations of net gain, on a last-in, first-out basis. Cumulative net losses are allocated to all partners in proportion to their respective capital contributions.

     Eight Percent Preferential Return Determination

     In general, a partner's 8% preferential return is calculated on a monthly basis, by multiplying such partner's unreturned capital contributions by .66666%. For this purpose, unreturned capital contributions generally means such partner's aggregate capital contributions less the aggregate amount of distributions made to such partner.


5.   Distributions

     The partnership agreement provides for two types of distributions: discretionary distributions and tax distributions.

     Discretionary Distributions

     The General Partner has discretion with respect to the timing and total amount of distributions to the partners. Distributions may be made in cash or in kind. A discretionary distribution is generally any distribution other than a tax distribution. Each partner's share of a discretionary distribution is determined as follows: First, partners receive an amount in proportion to their relative capital contributions until each partner has received aggregated distributions equal to its contributed capital plus its respective 8% preferential return. Second, the General Partner will receive 80% of a distribution and the remaining 20% will be distributed to all partners in proportion to their relative capital contributions, until the General Partner has received cumulative distributions (excluding distributions with respect to its capital contributions) equal to 20% of the aggregate amount distributed in excess of the partners' capital contributions. Third, the partners receive 80% in proportion to their relative capital contributions and the remaining 20% is distributed to the General Partner.

     Tax Distributions

     If the amount of discretionary distributions made to a partner in cash during any fiscal year is not sufficient to satisfy such partner's federal and state income tax liability attributable to its interest in the partnership with respect to such year, the general partner has discretion to make additional cash distributions (a tax distribution) to the partner in an amount up to such unsatisfied tax liability. The partnership agreement sets forth certain assumptions to be used in calculating a partner's tax liability attributable to its interest in the Partnership.


6.   Management Fees

     The Partnership has entered into a management agreement with Cambridge Technology Capital Management, Inc. (the "Management Company") pursuant to which the Management Company receives an annual management fee for providing investment management, administrative and other services to the Partnership in connection with its day-to-day operations. The annual fee is 2.5% of the Partnership's total committed capital.

Cambridge Technology Capital Fund I L.P.
Notes To Financial Statements
-------------------------------------------------------------------------------

7.   Related Parties

     The Management Company is a wholly-owned subsidiary of Cambridge Technology Partners (Massachusetts), Inc. ("Cambridge"). A wholly-owned subsidiary of Cambridge is also the general partner of the Partnership's General Partner. Cambridge is a limited partner of the Partnership with an aggregate capital commitment of approximately 24% of the Partnership's total committed capital. The managing director of the Management Company (the "Managing Director") is also a limited partner of the General Partner of the Partnership.


8.   Statement of Cash Flows Supplementary Disclosure

     In March 1999, the Partnership made discretionary distributions of 245,075 shares of common stock of BEA Systems, Inc. with a cost basis of $899,860 valued at $4,264,305. In July 1999, the Partnership made discretionary distributions of 64,477 shares of common stock of Concur Technology, Inc. with a cost basis of $499,699 valued at $2,493,661. During November and December 1999, the Partnership made cumulative discretionary distributions of 101,147 shares of common stock of Pro-Business, Inc. with a cost basis of $1,000,000 valued at $2,589,340. The resulting realized gain from the distribution of investments of $6,947,747 is included in net realized gains in the statement of operations.


9.   Concentrations of Market and Credit Risk

     The Partnership invests primarily in development stage, private companies for which no ready market exists to provide liquidity. This portfolio strategy presents a high degree of market and credit risk due to its concentration in privately held start-up companies.

Cambridge Technology Capital Fund I L.P.
Notes To Financial Statements
-------------------------------------------------------------------------------

10.  Portfolio Summary

     The Partnership held the following investments, in companies within the technology industry and in the United States, at December 31, 1999:

I. Individual Investments Greater than 5% of net assets



                                                                                                                    Percentage of
               Issuer                            Type of Security                    Cost           Valuation      total investments

    Active Software, Inc.                   275,738 shares of common stock         $  822,966      $22,831,023

    Epiphany Martketing Software, Inc.      295,858 shares of common stock         $1,000,000      $59,411,986

    SilkNet Software, Inc.                  136,538 shares of common stock         $1,000,004      $20,367,758

    InterWorld Corporation                  100,000 shares of common stock         $1,000,000      $ 7,683,750

    Interwoven                              117,785 shares of common stock         $1,000,000      $11,460,481
                                                                                  -----------     ------------

                                                                                   $4,822,970     $121,754,998          87.52%



II. Aggregate Other Investments by Type

    Preferred Stock                      3,877,254 shares of various series of
                                         preferred stock from various issuers     $10,949,695      $16,365,772          11.76%

    Note receivable                      Bridge loan with interest at 12% and a
                                         warrant to purchase 75,000 shares of
                                         common stock                              $1,000,100       $1,000,100           0.72%
                                                                                  -----------     ------------         ------
    Total Investment Portfolio                                                    $16,772,765     $139,120,870         100.00%
                                                                                  ===========     ============         ======